Exhibit 99.1

ALTAGAS ADVANCES GLOBAL EXPORTS STRATEGY Through ACQUISITION Of Remaining Petrogas stake

Acquisition Advances Global Exports Strategy and Focus on Connecting Customers and Markets while Reducing Asian Carbon Intensity; Expected to be Immediately Accretive to Earnings Per Share

Calgary, Alberta (July 5, 2022)

AltaGas Ltd. ("AltaGas" or the "Company") (TSX:ALA) is pleased to announce the purchase of 25.97% equity ownership of Petrogas Energy Corp. ("Petrogas") from Idemitsu Canada Corporation, a wholly owned subsidiary of Idemitsu Kosan Co., Ltd. ("Idemitsu"), for total cash considerations of C$285 million. The closing and effective date of the transaction is July 5, 2022, with AltaGas now owning 100% of Petrogas.

The transaction was principally funded with recycled capital from the recent sale of AltaGas’ non-operated interest in the Aitken Creek gas processing facility, as well as modest draws of short-term debt from the Company’s existing credit facilities, which have approximately $3 billion of estimated liquidity. AltaGas plans to later repay the modest draws on its credit facilities through the strong free cash flow growth from the asset base. The transaction is expected to be immediately accretive to normalized EPS through a reduction in net income applicable to non-controlling interests, with full-year run-rate accretion expected to be in excess of $0.10 per share. Following the transaction, Idemitsu will continue to represent an important partnership for AltaGas as a Global Exports offtake customer through the Astomos Energy Joint Venture. AltaGas and Idemitsu will also continue to evaluate future opportunities and collaborate on prospective energy transition projects as both organizations pursue various lower-carbon initiatives over the long-term.

"We are excited to take full ownership of Petrogas” said Randy Crawford, President and Chief Executive Officer of AltaGas. “This transaction provides us the ability to further integrate and optimize our industry leading west coast export platform, solidifying our position as the leading provider of North American Liquified Petroleum Gases (LPGs) from the west coast. The transaction clearly demonstrates our ability to recycle capital into strategic growth opportunities and ensures that AltaGas is well-positioned to connect domestic customers with global markets in the most efficient manner. We will continue to develop the Petrogas assets and leverage its port and tidewater access to meet our domestic customers with global customers’ needs, including various energy transition opportunities that are aligned with North America and Asia’s long-term lower-carbon focus.”

The Petrogas acquisition, along with the planned sale of AltaGas’ Alaska Utilities that was announced in late May, is representative of the Company’s opportunistic capital recycling strategy to achieve corporate objectives and create long-term value for all stakeholders, as has been demonstrated over the past three years. The underlying earnings profile of the Petrogas assets is well-aligned with this objective and should deliver strong long-term value to AltaGas’ shareholders. AltaGas remains acutely focused on balancing the Company’s desire to advance its growth opportunities while reducing leverage ratios over the medium- to- long-term and increasing returns of capital to shareholders through steady and consistent dividend growth. AltaGas’ 2022 guidance remains unchanged with full year earnings contribution from the acquisition expected to be realized in 2023.

Burnet, Duckworth & Palmer LLP acted as legal counsel to AltaGas on the transaction. McCarthy Tétrault LLP acted as legal counsel and BMO Capital Markets acted as financial advisor to Idemitsu on the transaction.

ABOUT ALTAGAS

AltaGas is a leading North American infrastructure company that connects customers and markets to affordable and reliable sources of energy. The Company operates a diversified, lower-risk, high-growth Utilities and Midstream business that is focused on delivering resilient and durable value for its stakeholders.

For more information visit www.altagas.ca or reach out to one of the following:

Jon Morrison

Senior Vice President, Investor Relations & Corporate Development

Jon.Morrison@altagas.ca

Adam McKnight

Director, Investor Relations

Adam.McKnight@altagas.ca

Investor Inquiries

1-877-691-7199

investor.relations@altagas.ca

Media Inquiries

1-403-206-2841

media.relations@altagas.ca

FORWARD-LOOKING INFORMATION

This news release contains forward-looking information (forward-looking statements). Words such as "may", "can", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "aim", "seek", "propose", "contemplate", "estimate", "focus", "strive", "forecast", "expect", "project", "target", "potential", "objective", "continue", "outlook", "vision", "opportunity" and similar expressions suggesting future events or future performance, as they relate to the Corporation or any affiliate of the Corporation, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Specifically, such forward-looking statements included in this document include, but are not limited to, statements with respect to the following:; AltaGas’ global exports strategy; expected timing on repayment of credit facilities; expected impact on AltaGas’ EPS, net income and balance sheet; reducing leverage ratios; future increases in returns of capital and dividend growth; the planned sale of AltaGas’ Alaskan utilities business; future partnerships with Idemitsu; and long-term lower carbon initiatives.

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events and achievements to differ materially from those expressed or implied by such statements. Such statements reflect AltaGas’ current expectations, estimates, and projections based on certain material factors and assumptions at the time the statement was made. Material assumptions include: assumptions regarding asset sales anticipated to close in 2022/2023, effective tax rates, the U.S./Canadian dollar exchange rate, the expected impact of the COVID-19 pandemic, inflation, the performance of the businesses underlying each sector, access to capital, timing and receipt of regulatory approvals, acquisition and divestiture activities, operational expenses, returns on investments, dividend levels, and transaction costs.

AltaGas’ forward-looking statements are subject to certain risks and uncertainties which could cause results or events to differ from current expectations, including, without limitation: risk related to pandemics, epidemics or disease outbreaks, including COVID-19; health and safety risks; operating risk; natural gas supply risks; infrastructure; service interruptions; cyber security, information, and control systems; climate-related risks, including carbon pricing; regulatory risks; litigation risk; changes in law; reputation risk; capital market and liquidity risks; general economic conditions; internal credit risk; foreign exchange risk; debt financing, refinancing, and debt service risk; interest rates; counterparty and supplier risk; dependence on certain partners; growth strategy risk; underinsured and uninsured losses; impact of competition in AltaGas' businesses; counterparty credit risk; market risk; composition risk; collateral; rep agreements; variability of dividends; risk management costs and limitations; and the other factors discussed under the heading "Risk Factors" in the Corporation’s Annual Information Form for the year ended December 31, 2021 and set out in AltaGas’ other continuous disclosure documents.

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Many factors could cause AltaGas' or any particular business segment's actual results, performance or achievements to vary from those described in this press release, including, without limitation, those listed above and the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this news release, should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and AltaGas’ future decisions and actions will depend on management’s assessment of all information at the relevant time. Such statements speak only as of the date of this news release. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this news release are expressly qualified by these cautionary statements.

Financial outlook information contained in this news release about prospective financial performance, financial position, or cash flows is based on assumptions about future events, including economic conditions and proposed courses of action, based on AltaGas management's (Management) assessment of the relevant information currently available. Readers are cautioned that such financial outlook information contained in this news release should not be used for purposes other than for which it is disclosed herein.

Additional information relating to AltaGas, including its quarterly and annual MD&A and Consolidated Financial Statements, AIF, and press releases are available through AltaGas' website at www.altagas.ca or through SEDAR at www.sedar.com

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